Bayes Capital Markets LLC
Table of Contents
December 31, 2015

Report of Independent Registered Public Accounting Firm   1-2

Financial Statements:

Statement of Financial Condition   3

Statement of Operations   4

Statement of Member's Equity   5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors   6

Statement of Cash Flows   7

Notes to Financial Statements   8-10

Supplementary information:

Schedule I -   Computation of Net Capital under Rule
                      15c3-1 of the Securities and Exchange
                      Commission   11

Independent Registered Public Accounting Firm's
  Report - Exemption Report Review   12

Schedule II-   Computation of Determination of Reserve
                     Requirements under Rule 15c3-3 of the
                     Securities and Exchange Commission   13

Schedule III-   Information Relating to the Possession or
                     Control Requirements under Rule 15c3-3
                     of the Securities and Exchange Commission   14

Schedule IV   Signed Computation of Determination of Reserve
                     Requirements under Rule 15c3-3 of the
                     Securities and Exchange Commission   15